Exhibit 99.3

   KPMG LLP

   Bay Adelaide Centre

   333 Bay Street, Suite 4600

   Toronto, ON M5H 2S5

   Canada
   Tel 416-777-8500
   Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Centerra Gold Inc.

KPMG LLP consents:

●

to the incorporation by reference of our report dated February 24, 2022 on the consolidated financial statements of Centerra Gold Inc. (the “Entity”) which comprise the consolidated statement of financial position as of December 31, 2021, the related consolidated statements of (loss) earnings and comprehensive (loss) income, shareholders’ equity and cash flows for the year ended December 31, 2021, and the related notes, in the Company’s registration statement on Form S-8 (No. 333-257489), which report has been included in Exhibit 99.1 to the Entity’s current report on Form 6-K dated February 24, 2022 furnished to the United States Securities and Exchange Commission.

KPMG LLP and Daniel Gordon Ricica consent:

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to the incorporation by reference of our report dated February 24, 2022 on the comparative information in the consolidated financial statements of Centerra Gold Inc. (the “Entity”) which comprise the consolidated statement of financial position as at December 31, 2020, the consolidated statements of (loss) earnings and comprehensive (loss) income, shareholders’ equity and cash flows for the year ended December 31, 2020, and notes to the consolidated comparative information, including a summary of significant accounting policies, in the Company’s registration statement on Form S-8 (No. 333-257489), which report has been included in Exhibit 99.1 to the Entity’s current report on Form 6-K dated February 24, 2022 furnished to the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 24, 2022

Toronto, Canada

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